Correspondence

                              Gemco Minerals, Inc.
                            #203 - 20189 56th Avenue
                        Langley, British Columbia V3A 3Y6
                                 1-866-848-2940

May 21, 2007

U.S. Securities and Exchange Commission
100 F St, N.E.
Washington, D.C. 20549

Attention:   Carmen Moncada-Terry
             Division of Corporation Finance
             Tel: 202 551 3687      Fax: 202 772 9368

Dear Sirs:

Re:      Gemco Minerals, Inc.
         Amendment No. 2 to Registration Statement on Form SB-2
         File No. 333-141855

Ladies and Gentlemen:

This correspondence has been filed on EDGAR with amendments to the above filing in response to the Staff's comments of May 17, 2007. Three paper copies of the amended filing marked to show changes have been sent via Federal Express. The comments have been reproduced for your convenience and are followed by our responses.

Form SB-2 filed May 2, 2007

Fee Table
---------

1. The footnote (3) cross reference omitted from the fee table has been inserted.

Cover Page
----------

2. A description of how the securities will be sold on behalf of the Company has been inserted. Please note that in response to Comment 3, the Company has determined that only the President, Tom Hatton will affect sales on behalf of the Company and Mr. Hatton has been withdrawn as a selling securities holder.

Plan of Distribution, page 19
-----------------------------

3. We have revised the disclosure to clarify that only the President, Tom Hatton will affect sales on behalf of the Company and Mr. Hatton has been withdrawn as a selling securities holder.

Sincerely,

Gemco Minerals, Inc.

By:  /s/ TOM HATTON
     ---------------------
     Tom Hatton, President